POWERSHARES DB G10 CURRENCY HARVEST FUND

C/O DB COMMODITY SERVICES LLC

60 WALL STREET

NEW YORK, NEW YORK 10005

December 8, 2010

Sonia Gupta Barros, Esq.

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	PowerShares DB G10 Currency Harvest Fund (the “Company”)
Registration Statement on Form S-3 (File Nos. 333-170689 and 333-170689-01)

Dear Ms. Barros:

We hereby request that the effective date for the above-captioned Registration Statement be accelerated so that it will be declared effective under the Securities Act of 1933, as amended, at 5:30 pm on Wednesday, December 8, 2010, or as soon thereafter as reasonably practicable.

We hereby acknowledge that:

1.	should the Securities and Exchange Commission (the “Commission”), or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with regard to the filing;

2.	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its responsibility for the adequacy and accuracy of the disclosure in this filing; and

3.	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

POWERSHARES DB G10 CURRENCY HARVEST FUND		DEUTSCHE BANK SECURITIES INC.

By:	DB Commodity Services LLC, its Managing Owner

By:	/s/ Michael Gilligan	By:	/s/ W. Eric Gallinek
	Name: Michael Gilligan Title: Principal Financial Officer		Name: W. Eric Gallinek Title: Managing Director

By:	/s/ Alex Depetris	By:	/s/ Joseph Polizzotto
	Name: Alex Depetris Title: Vice President		Name: Joseph Polizzotto Title: Managing Director